April 25, 2007

VIA EDGAR FILING

To:    United States Securities and Exchange Commission
                  Attn: Raquel Howard
  100 F Street, N.E.
  Mail Stop 3561
  Washington, D.C. 20549

Re:  Registrant Name: Protokinetix, Inc. (the “Company”)

Dear Ms. Howard:

Please accept the below narrative which has been prepared by the Company in response to your communication dated April 18, 2007 regarding the review of the Company’s Form 8-K filed with the Securities and Exchange Commission on April 17, 2007. The Company’s response has been prepared based on a review of materials in the possession of the Company at this time. The Company reserves the right to amend its response to include additional information should such additional information become available to the Company and provide a more complete answer to an element of the subject inquiry.

Comment number one: Please revise your disclosure to state whether your audit committee, or board of directors, or authorized officers discussed with your independent accountant the matters disclosed in the filing. Please refer to Item 4.02(a) of Form 8-K and revise your disclosure accordingly.

Response: The Company has filed an amended Form 8-K/A on April 19, 2007, in which the Company disclosed that Company’s board of directors had discussed the matters previously disclosed in the Form 8-K filed on April 17, 2007 with the Company’s independent accountant.

In connection with responding to your comments, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, staff comment or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing  and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that the information provided and attached hereto adequately responds to your request. Should you wish to discuss any of the enclosed materials or responses to your questions, please feel free to contact me at 778-241-7900.

Very truly yours,

/s/ Dr. John Todd
_________________________________
ProtoKinetix, Inc.
Dr. John Todd
President, Chief Executive Officer and Chief Financial Officer